Global Legal,

Compliance, Regulatory

Affairs and Government Affairs

80 Pine Street, 13th Floor

New York, NY 10005

www.aig.com

James J. Killerlane III

Associate General

Counsel and Assistant Secretary

T 212 770 8111

F 866 215 0326

james.killerlane@aig.com

September 18, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jim Rosenberg

Mr. Frank Wyman

Office of Healthcare & Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:	American International Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 16, 2018

File No. 001-08787

Dear Messrs. Rosenberg and Wyman,

Thank you for your letter dated August 24, 2018 setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”). We have considered the Staff’s comments carefully. This letter sets forth our response to the Staff’s comments contained in your letter.

We have repeated your comments below to facilitate your review.

*    *    *    *    *

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements

13. Insurance Liabilities

Liability for Unpaid Losses and Loss Adjustment Expenses (Loss Reserves)

Loss Development Information

Supplemental Information, page 237

We acknowledge the information provided in your response as well as the additional disclosure discussed in our call on August 7, 2018. Please provide us with proposed disclosure in total to be included in your next Form 10-K, revised from that included on page 10 in your response, to address the following for the US Excess Casualty line of business representing an example of the disclosure that you will provide for all six lines of business subject to the Adverse Development Reinsurance agreement:

• Explain specifically how the amounts in the "U.S. Excess Casualty Table, Net of ADC Impact" shown on page 10 of your response were derived from the "US. Excess Casualty (existing Table in our 2017 Form 10-K)" also shown on page 10 and from the table to be included as a result of the next bullet.

• A table showing attribution of the reinsurance recoverable under the Adverse Development Reinsurance agreement by accident year beginning with the 2016 calendar year.

• Include a discussion as a note to the table referred to in the preceding bullet or a cross reference to a discussion that addresses the method used to allocate your reinsurance recoverable under the Adverse Development Reinsurance Agreement to each of the accident years within the six lines of business and to explain the factors that may cause these allocations to change. In this regard, your response to our previous comment that you addressed on pages 14 and 15 will suffice, if revised to clearly convey that the allocations are re-estimated at the end of each period and to highlight the factors that cause the allocations to change.

AIG Response

In future filings, beginning with our Annual Report on Form 10-K for the year ended 2018, we will revise our existing disclosures for each of the six lines of business subject to the Adverse Development Reinsurance Agreement (the “ADC”) using U.S. Casualty as an example as illustrated below:

[We have included excerpts from our existing disclosure for U.S. Excess Casualty from page 240 of our 2017 Form 10-K. We also highlighted the header for the two new additional tables for the Staff’s convenience and underlined additional disclosure].

U.S. Excess Casualty

During 2017, we recognized $254 million of unfavorable prior year development in Excess Casualty driven by higher than expected loss emergence.

During 2016, we recognized $1.1 billion of unfavorable prior year development in Excess Casualty driven by continued higher than expected loss emergence.

Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance

	Years Ended December 31, (dollars in millions)											December 31, 2017
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2017 Prior Year Development Excluding the Impact of Adverse Development Reinsurance Agreement	Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims	Incurred Impact of Adverse Development Reinsurance Agreement	2017 (Net of Impact of Adverse Development Reinsurance Agreement)	Total of IBNR Liabilities Net of Impact of Adverse Development Reinsurance Agreement
	Unaudited
2008	$1,948	$1,968	$2,146	$1,933	$1,819	$1,875	$1,714	$1,662	$1,635	$1,658	$23	$188	4,662	$(176)	$1,482	$12
2009		1,831	1,897	1,797	1,638	1,457	1,321	1,407	1,518	1,522	4	210	3,789	(169)	1,353	41
2010			1,863	2,076	2,076	1,771	1,640	1,723	1,719	1,706	(13)	359	3,588	(260)	1,446	99
2011				1,766	1,807	1,581	1,416	1,521	1,606	1,623	17	350	3,520	(256)	1,367	94
2012					1,588	1,382	1,226	1,477	1,530	1,481	(49)	371	3,398	(323)	1,158	48
2013						1,073	973	1,113	1,258	1,178	(80)	441	2,722	(309)	869	132
2014							849	968	1,157	1,135	(22)	583	2,088	(355)	780	228
2015								892	1,334	1,320	(14)	602	1,770	(425)	895	177
2016									790	1,029	239	870	1,061	-	1,029	870
2017										758		725	376	-	758	725
Total										$13,410	$105			$(2,273)	$11,137
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of
Reinsurance from the table below										(7,120)	-			-	(7,120)
Liabilities for losses and loss adjustment expenses and prior year
development before accident year 2008, net of reinsurance										1,649	141			(864)	785
Unallocated loss adjustment expense prior year development											8
Liabilities for losses and loss adjustment expenses and prior year loss
development, net of reinsurance										$7,939	$254			$(3,137)	$4,802

The following table provides our attribution of our reinsurance recoverable for the ADC only (included in the tables above):

Refer to Note 13 Insurance Liabilities (page 237) for discussion of our attribution methodology of the ADC to lines of business and accident years for which it relates.

In addition to the above disclosures, we have divided our response to the Staff’s requests to respond separately to each of the included bullets.

1.	Explain specifically how the amounts in the "U.S. Excess Casualty Table, Net of ADC Impact" shown on page 10 of your response were derived from the "US. Excess Casualty (existing Table in our 2017 Form 10-K)" also shown on page 10 and from the table to be included as a result of the next bullet.

AIG Response

The ADC provides reinsurance protection from NICO of 80 percent of the future aggregate cumulative claims payments for the Covered Lines in excess of $25 billion for claims paid after December 31, 2015 for losses incurred prior to January 1, 2016 with NICO’s limit of liability under the contract of $20 billion (calculated as 80 percent of the difference between the $50 billion contract limit and the $25 billion contract attachment point). Thus, any 80 percent of the change in incurred loss for covered claims (i.e. “Prior Year Development” or “PYD”) is ceded to NICO.

In order to recalculate and derive the "U.S. Excess Casualty Table, Net of ADC Impact" for the 2016 column shown on page 3 above (and on page 10 of our previous response letter), since we retain 20% of the PYD, we multiplied the total PYD (a below) by our retention of 20% (b below) for each accident year to arrive at the PYD retained by AIG (c below). We then subtracted the PYD retained by AIG for 2016 from the ending 2017 calendar year (g below) to recalculate the 2016 amounts (d below). For the 2017 calendar year, we subtracted the column in our existing 10-K disclosure titled “Incurred Impact of Adverse Development Reinsurance Agreement” from the 2017 column in our existing 10-K disclosure. We have also provided the table below to show the recalculations:

	Recalculation for 2016 column				Recalculation for 2017 column
	As included in existing 10-K table			2016 column as part of the To be included in future filings on page 3 above	As included in existing 10-K table		2017 column as part of the To be included in future filings on page 3 above
Accident Year	2017 Prior Year Development, Excluding the impact of Adverse Development Reinsurance Agreement	Percentage of PYD retained by AIG ( 80% is covered by ADC) (1) / (2)	PYD retained by AIG	2016 (2017 less PYD retained by AIG)	2017	Incurred Impact of Adverse Development Cover	2017
	a	b	c = (a x b)	d = (g-c)	e	f	g= e+f

2008	23	20%	5	1,477	1,658	(176)	1,482
2009	4	20%	1	1,352	1,522	(169)	1,353
2010	(13)	20%	(3)	1,448	1,706	(260)	1,446
2011	17	20%	3	1,364	1,623	(256)	1,367
2012	(49)	20%	(10)	1,168	1,481	(323)	1,158
2013	(80)	20%	(16)	885	1,178	(309)	869
2014	(22)	20%	(4)	784	1,135	(355)	780
2015	(14)	20%	(3)	898	1,320	(425)	895
2016	239	N/A	239	790	1,029	0	1,029
2017	0	N/A	0	0	758	0	758
Total				10,166	13,410	(2,273)	11,137

Notes:

(1) Where N/A is noted such AY is not covered by the ADC.

(2) The retention percentage will vary for each of the six lines of business since not all blocks of business are covered by the ADC. For example, the Property block of business within U.S. Property and Special Risks is not covered by the ADC, therefore our retention percentage would be higher.

2.	A table showing attribution of the reinsurance recoverable under the Adverse Development Reinsurance agreement by accident year beginning with the 2016 calendar year.

Please refer to the table provided on page 4 herein.

3.	Include a discussion as a note to the table referred to in the preceding bullet or a cross reference to a discussion that addresses the method used to allocate your reinsurance recoverable under the Adverse Development Reinsurance Agreement to each of the accident years within the six lines of business and to explain the factors that may cause these allocations to change. In this regard, your response to our previous comment that you addressed on pages 14 and 15 will suffice, if revised to clearly convey that the allocations are re-estimated at the end of each period and to highlight the factors that cause the allocations to change.

AIG Response

We will include a note to the table as a cross reference (as illustrated on page 4 above) to our disclosure on page 237 to address the Staff’s question. In future filings, we will also replace our disclosure on page 237, with the following disclosure. For the Staff’s convenience, we have underlined the changes from our previous response letter dated July 9, 2018.

Reinsurance: Our reinsurance program varies by exposure type and may change from year to year. This may affect the comparability of the data presented in our tables. We have provided the impact of the Adverse Development Reinsurance Agreement (ADC) in an additional table below our Incurred Losses and Allocated Loss Adjustment tables. The impact of the ADC is shown beginning in 2016 given the retroactive date of the contract and coincides with the effective date of the contract. For the lines of business covered by the agreement (U.S. Workers’ Compensation, U.S. Excess Casualty, U.S. Other Casualty, U.S. Financial Lines, U.S. Property and Special Risks and U.S. Personal Insurance or collectively, the “Covered Lines”), an attribution of the loss recoveries to the line of business by calendar year and accident year is performed based on the underlying distribution of the losses subject to the agreement. Specifically, the future cash claim payments for all subject incurred losses were projected into future years based on the same actuarial assumptions underlying the related reserves. The reinsurance terms of the ADC were then used to identify the future claims payments for which 80% will be reimbursed by NICO. At each reporting period, the attribution of the ADC recoveries is performed. The factors that could cause the attribution to lines of business and accident year to change include changes in underlying actuarial assumptions as to timing and amount of future claim payments.

*    *    *    *    *

If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours,

/s/ James J. Killerlane III
Associate General Counsel and Assistant Secretary American International Group, Inc.